

Mail Stop 3720

June 8, 2010

Mr. Andrew M. Miller
Chief Executive Officer
Polycom, Inc.
4750 Willow Road
Pleasanton, California 94588

> **RE:** **Polycom, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 19, 2010**
>
> **Definitive Proxy Statement on Schedule 14-A**
> **Filed April 13, 2010**
> **File No. 000-27978**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
General

1. We note your disclosure on page 27 that you do not believe your compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company. Please advise us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

Board Leadership Structure, page 25

2. We note the disclosure contained in your proxy supplement filed May 12, 2010 that the recent leadership change marked the appropriate time for the company to separate the roles of Chief Executive Officer and Chairman of the Board. However, we note the disclosure contained in your Definitive Proxy filed on April 13, 2010 that that the then-current leadership structure, in which the positions of Chairman and Chief Executive Officer were held by one person, together with a Lead Independent Director with broad authority, was appropriate at that time and provided the most effective leadership for Polycom in a highly competitive and rapidly changing technology industry. In future filings, please provide clarifying disclosure to indicate why you have determined that your leadership structure is appropriate given the specific characteristics or circumstances of the registrant.

Executive Compensation, page 31

3. We note your disclosure on page 38 that, for fiscal 2009, due to the then-current deteriorated conditions of the market and economy, the Compensation Committee did not adjust the base salaries of your executive officers, including the named executive officers. However, we also note the disclosure contained in the summary compensation table on page 57 that appears to indicate otherwise. Please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire Delabar, at (202) 551-3349 or Terry French, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director